ROCK RESOURCES INC.

(the "Company")

82-4504

02015705

NEWS RELEASE

02 MAR -6 AM 8:32

February 20, 2002

SUPPL

CORPORATE UPDATE

A. Further to the Canadian Venture Exchange notice of January 31, 2002, the Company's shares commenced trading on a post-consolidated basis effective at the opening Monday, February 4, 2002 under the CDNX symbol: RCK.

B. Further to the news release of February 13, 2002, Rock advises that all previously granted stock options had either expired by May 22, 2001 or had been cancelled by mutual agreement on May 22, 2001.

C. Further to the news release of February 14, 2002, the Company is currently completing all of the regulatory documentation necessary to achieve CDNX approval for both the private placement and the debt settlements.

D. Once the items in C. above are finalized, Rock Resources will be in a position to pursue future mineral exploration with respect to its Margarita Property in Arizona.

On behalf of the Board of Directors:

"Thomas J. Kennedy"

Thomas J. Kennedy
President

3/7

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CDNX RCK
Suite #910 - 510 Burrard Street, Vancouver, BC V6C 3A8
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources..com - Web Site: www.rockresources.com